August 27, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Mr. Oh:

On July 1, 2019, Northern Lights Variable Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Power Dividend Index VIT Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on August 16, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please apply all applicable comments given by the Staff on the Power Dividend Index Fund’s 485(a) filing, which was concurrently filed on July 1, 2019.

Response: The Registrant confirms that all applicable comments have been addressed.

2.	Comment: Please review and reconcile the W.E. Donoghue & Co., LLC logos used. Note that the logo used on this filing contains the word “defensive”.

Response: The logos have been reconciled.

Prospectus

Fee Table

3.	Comment: Please add a line item for Shareholder fees even if no such fees are applicable for the Fund.

Response: The requested revision has been made.

4.	Comment: Please revise footnote 1 to the table so that the expiration date of the waiver agreement is at least one year from the date of effectiveness of the registration statement.

Response: The disclosure in question has been revised to reflect that the expense cap will remain in place until October 31, 2021.

Example

5.	Comment: Please disclose that the waiver is only in effect for the first year of the example.

Response: The disclosure in question has been revised as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. You would pay the same expenses if you did not redeem your shares. However, each insurance contract and separate account involves fees and expenses that are not included in the Example. If these fees and expenses were included in the Example, your overall expenses would be higher. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and that the Adviser’s fee waiver is only in effect for the term of the waiver. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Portfolio Turnover

6.	Comment: Please add the disclosure, “These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance” – which is included the corresponding section of the Power Dividend Index Fund’s registration statement.

Response: The requested revision has been made.

Principal Investment Strategies

7.	Comment: When referring to the “Power Dividend Index”, please use the full name of the index initially, then define as appropriate.

Response: The requested revision has been made.

8.	Comment: With regard to the disclosure, “Conversely, when either the Exponential Moving Average Signal combined with Simple Moving Average confirmation indicators or NFCI Leverage Indicator is positive, the Fund will be fully invested in the components of the SNQDIV Index as described above” – please provide all additionally disclosure within this paragraph that is found in the corresponding Power Dividend Index disclosure.

Response: The requested revision has been made.

Principal Investment Risks

9.	Comment: Please reconcile all of the risk disclosure in both the Fund and the Power Dividend Index Fund. For example, “Tracking Risk” and “Turnover Risk” are found here but not the corresponding disclosure in the Power Dividend Index Fund’s registration statement.

Response: All risk disclosures have been reconciled as requested.

Performance

10.	Comment: Please confirm that Class 1 is the Fund’s older share class. If not, please adjust disclosure within this section accordingly.

Response: The Registrant confirms that Class 1 is the Fund’s older share class.

11.	Comment: Within footnote 3 and the performance table, please reconcile the name of the benchmark index with the corresponding disclosure in the Power Dividend Index Fund’s registration statement.

Response: The requested revision has been made.

Portfolio Managers

12.	Comment: Please add the disclosure, “Each Portfolio Co-Manager is primarily and jointly responsible for the day-to-day management of the Fund” to this section.

Response: The requested revision has been made.

Additional Information About Principal Investment Strategies and Related Risks

Investment Objective

13.	Comment: Please reconcile with the disclosure found in the Power Dividend Index Fund’s registration statement. For example, the disclosure, “[i]f the Fund’s 80% investment policy is changed, this will require the Fund also change its name.”

Response: The disclosure in question has been revised as follows:

If the Fund’s 80% investment policy is changed, this ~~will require~~ may necessitate the Fund also change its name.

Principal Investment Strategies

14.	Comment: Please reconcile this disclosure with the disclosure found in the Power Dividend Index Fund’s registration statement.

Response: The requested revisions have been made.

Temporary Investments

15.	Comment: Please explain how this disclosure differs from similar disclosure within the Fund’s Principal Investment Strategies. The Staff notes that this disclosure appears to be different than that found in the Power Dividend Income Fund’s registration statement.

Response: The disclosure in question has been revised to reconcile with the corresponding disclosure found it the Power Dividend Income Fund’s registration statement.

Part C

16.	Comment: Please confirm that all applicable exhibits have or will be filed as necessary.

Response: The Registrant so confirms.

17.	Comment: Please revise to include Item 32(a), which the Staff notes is currently written as Item 32(c). Additionally, revise Item 32(c) to remove the copyright symbol.

Response: The requested revisions have been made.

18.	Comment: Please provide the Staff with a response letter and revised, marked courtesy copy of the registration statement, depicting all changes within 5 business days prior to the effective date of the initial filing.

Response: The Registrant so confirms.

19.	Comment: Please revise the signature page to conform with that used in the Power Dividend Income Fund’s registration statement.

Response: The requested revisions have been made.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser